Exhibit 99.1

PRESS RELEASE

For Immediate Release

AEROPUERTOS ARGENTINA 2000 S.A. ANNOUNCES EXPIRATION AND FINAL RESULTS OF EXCHANGE OFFER

BUENOS AIRES, Argentina, May 19, 2020 – Aeropuertos Argentina 2000 S.A. (the “Company” or “AA2000”) today announced the expiration and final results of its previously announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S.$400,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation (the “Consent Solicitation”) of consents (the “Consents”) to certain proposed amendments to the indenture governing the Existing Notes. As of 11:59 p.m. (New York City time) on May 18, 2020 (the “Expiration Deadline”), $346,934,000 aggregate original principal amount of Existing Notes, representing approximately 86.73% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the information agent for the Exchange Offer.

All Existing Notes tendered on or before the Expiration Deadline have been accepted by the Company and will receive the applicable consideration and accrued interest set forth in the Exchange Offer Memorandum, dated April 21, 2020 (as supplemented, the “Exchange Offer Memorandum”). Capitalized terms used but not defined in this press release have the respective meanings given to them in the Exchange Offer Memorandum.

In addition, the Company has obtained the requisite Consents to effect certain proposed amendments to the indenture governing the Existing Notes to provide for the issuance of the Series 2020 Additional Notes as additional notes under such indenture and to eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Existing Notes. Such amendments will become operative upon consummation of the Exchange Offer.

The Company also announced today that all conditions required to consummate the Exchange Offer have been satisfied. Accordingly, the settlement date of the Exchange Offer will be tomorrow, May 20, 2020, on which date the Company will issue $306,000,066 aggregate principal amount of Series 2020 Additional Notes.

The Exchange Offer was made, and the Series 2020 Additional Notes were offered, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees.

This press release does not constitute an offer to exchange the Existing Notes. There shall not be any offer to exchange Existing Notes, exchange of Existing Notes or issuance of Series 2020 Additional Notes in any jurisdiction in which such offer to exchange, exchange or issuance would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2020 Additional Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Today, more than 2,600 employees work in AA2000, working with the purpose of ensuring the best quality of service and complying with the highest international standards of quality, safety and comfort. In 2019, AA2000 served 41.8 million passengers. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. AA2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world. For more information, visit www.aa2000.com.ar.